UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 17, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Controlled Subsidiary Investment – JVM Aventine Apartments, LLC

On October 30, 2017, we directly acquired ownership of a “majority-owned subsidiary”, JVM Aventine Apartments, LLC (“RSE JVM Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $8,000,000 (the “RSE JVM  Controlled Subsidiary Investment”), which was the initial stated value of our equity interest in the RSE JVM Controlled Subsidiary.  The RSE JVM Controlled Subsidiary used the proceeds to recapitalize The Aventine at Oakhurst North, a 464-unit garden style apartment complex built in 1999 spanning 29 three-story buildings. The property is located at 2800 Pontiac Dr., Aurora, IL 60502 (the “RSE JVM Property”).

The RSM JVM Controlled Subsidiary Investment was scheduled to mature on April 1, 2023, however the sponsor, JVM Realty Corporation (“JVM”), has elected to pay back the RSE JVM Controlled Subsidiary Investment early. Consequently, on June 17, 2020, the RSE JVM Controlled Subsidiary redeemed the amount of  the RSE JVM Controlled Subsidiary Investment funded to date. The JVM Controlled Subsidiary Investment yielded a return on investment of approximately 10.0%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 22, 2020